

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 19, 2008

By facsimile to (712) 376-2815 and U.S. Mail

Mr. Ron Wetherell
Chairman
Little Sioux Corn Processors, LLC
4808 F Avenue
Marcus, IA 51035

Re: Little Sioux Corn Processors, LLC
        Preliminary Proxy Statement on Schedule 14A and
        Preliminary Transaction Statement on Schedule 13E-3
        Filed July 21, 2008
        File Nos. 000-50270 and 005-84107

Dear Mr. Wetherell:

        We limited our review of the filings to the issues addressed in our comment. Where indicated, we think that you should revise your documents in response to this comment. If you disagree, we will consider your explanation why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions that you may have about the comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>13E-3</u>

1.   Disclosure indicates that Little Sioux Corn Processors, LLC or Little Sioux is proposing to amend its operating agreement to reclassify its common equity units into Class A units, Class B units, and Class C units for the purpose of taking Little Sioux private by reducing the total number of holders of record of its common equity units, renamed as Class A units, to less than 300. Provide a formal opinion of counsel, supported by appropriate

legal analysis, that the proposed authorized three classes of units are separate classes of securities under Iowa law. The analysis should include a detailed discussion and comparison of each feature of the proposed three classes of units and why the rights of each class support counsel's opinion. In the response letter, provide also a legal analysis of why the Class A, Class B, and Class C units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Exchange Act. Support the analysis with citations to state statutory or case law, where appropriate.

Item 16. Material to be Filed as Exhibits, page 10

2.   Item 16(a) states that the Schedule 14A filed on January 29, 2008 is incorporated by reference. Please revise to incorporate the current proxy statement, filed July 21, 2008.

Pre14A

Proxy Statement's Cover Page

3.   Revise the cover page and the form of proxy to identify it clearly as preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

4.   Limit the proxy statement's cover page to a single page.

5.   While we note that you have provided information in the summary, please also disclose on the cover sheet that unitholders will receive no consideration for their existing common equity units in the 13e-3 going private transaction and will lose the benefits of holding Section 12 registered securities. The revised disclosure should include a brief discussion of the impact on unitholders of holding unregistered securities.

6.   Highlight by bold face print or otherwise the facts that unitholders who receive:

   • Class B units are entitled to vote only on the election of directors and dissolution of Little Sioux.

   • Class C units are entitled to vote only on dissolution of Little Sioux.

Questions and Answers about and Summary Terms of the Reclassification Transaction, page 2

7.   Disclose in the forepart and other prominent parts of the proxy statement that holders of units held in "street name" may have no way of knowing how their units will be reclassified in the transaction until it is completed because other "street name" holders

who hold through their broker, agent, or nominee may adjust their holdings before the reclassification transaction. We note the disclosure on page 32.

Q: What is the purpose and structure of the proposed reclassification transaction?, page 3

8.   Revise the last paragraph to clarify how the board of directors will assist members to consolidate or segregate their units.

Q: What are the tax consequences of the reclassification transaction?, page 9; Substantive Fairness, page 19; Federal Income Tax Consequences to Little Sioux, page 34

9.   Disclosures state that the reclassification transaction "should" result in no material federal income tax consequences to Little Sioux, that the reclassification "should not" result in a taxable event for any of our unaffiliated unitholders, and that the reclassification will "likely" be treated as a tax-free recapitalization for federal income tax purposes. Please revise to provide more definitive statements of the tax consequences of this transaction, both here and in the tax discussion on page 34.

Q: Do our directors and officers have different interests in the reclassification transaction?, page 9

10.   Expand the disclosure to clarify that, as used in this proxy statement:

   • The term "affiliated unit holders" means any unitholder who is a director or executive officer.

   • The term "unaffiliated member" means any member other than an affiliated member.

We note the disclosure on page 32.

Background of the Reclassification Transaction, page 13

11.   On page 14, please identify the members of the special committee that was formed to investigate and evaluate a proposed going private transaction. Describe in reasonable detail the special committee's activities in this regard. Also, describe its duties, the scope of its authority, any compensation paid for service on the committee, and the period during which it served.

12.   In the disclosure on page 15, please elaborate on the potential liabilities and 'interested' nature of the transaction that the board considered as a potential negative consequence of the transaction to unit holders.

13.   In the first full paragraph on page 16, clarify why the fact that affiliated and unaffiliated unitholders would be treated identically in terms of the approval process of the reclassification caused the board of directors to believe that a special vote was unnecessary. It seems, in fact, that the opposite may be true.

Little Sioux's Reasons for the Reclassification, page 16

14.   Please explain the language in footnote 1 on page 16. Why does the partnership share in the costs of reporting for the LLC?

15.   In the second bullet point, describe more precisely the financial information that Little Sioux expects to provide unitholders on an annual and quarterly basis. Similarly, revise the q&a at the top of page 9 to clarify the "industry and company specific items of interest" you will provide to unitholders. Further, quantify the anticipated "substantially less" costs of providing that information. Similarly, under "Substantive Fairness" on page 21, please clarify what you mean when you say that unit holders will have "reduced access to [your] financial information."

Our Position as to the Fairness of the Reclassification Transaction, page 19

16.   Please clarify that statement in the second paragraph that begins "Because the transaction will affect unit holders differently . . .", it is unclear which groups of unit holders you are referring to when you say that "these are the only groups of unit holders with respect to which the board considered the relative fairness and potential effects of the reclassification transaction." Are you referring to all unaffiliated holders? Or only those who will receive Class B and Class C Units? Are there other unit holders who will receive neither Class A, B nor C Units? Please note that your disclosure must address all unaffiliated unit holders, regardless of which class of unit they will receive.

Substantive Fairness, page 19

17.   Please revise the substantive fairness discussion to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board of directors believes that an exchange of one common equity unit for one Class A, Class B, or Class C units is substantively fair, given the different rights associated with each class. Please also specifically address the fact that unit holders receiving Class B and C units will lose voting rights as to a number of corporate actions, including the right to elect directors and determine other

decisions, for no additional consideration, and the fact that voting limits have been raised to 10% with respect to Class B while they remain at 5% for Class A and are unlimited as to Class C. We note the statement that the board considered the fact that the B unit holders would "still have some voting rights" as a positive factor in reaching the fairness determination.

18.   Disclosure in the first bullet point states the "The limited market for our member units may make acquiring sufficient units difficult and there may be costs to unaffiliated unit holders, beyond the purchase price of such units, associated with the acquisition." Elaborate on what costs there may be to unaffiliated unitholders beyond the purchase price of acquiring sufficient units so that they hold 250 or more units in their own names immediately before the reclassification transaction.

Procedural Fairness, page 23

19.   Please see the fifth bullet point describing factors that the board considered positive for unaffiliated unit holders. Given the limited trading volume of the company's units, please explain why the board relied on the ability to acquire or dispose of shares in advance of the transaction as a basis for determining that the transaction is procedurally fair to unaffiliated unit holders. In addition, please explain how unit holders will know the date by which their purchases and sales must be made, rather than refer only to a time "sufficiently in advance of the reclassification transaction so that the sale or purchase is reflected in [your] unit holder records." If there is any uncertainty as to what is 'sufficiently in advance' of the transaction, please make this clear and explain why, in view of this uncertainty, the board nevertheless considered this a factor in favor of procedural fairness.

20.   It appears that the holders that will receive the Class A Units may control the outcome of the vote, as you currently anticipate that 94,201 units will convert to Class A units, while only 69,914 units will convert into Class B and C. Please address procedural fairness to the anticipated Class B and C unit holders in view the fact that they will not vote separately to approve the transaction. In addition, please include disclosure in your summary and elsewhere in the document where the required vote is discussed, that makes clear that the anticipated Class A Unit holders, whose voting rights will be unimpaired by the reclassification, may control the outcome of the vote and that no separate vote by the anticipated Class B and C Unit holders is required as a condition to completing the reclassification.

21.   With respect to the disclosure in the third full paragraph on page 24, explain why the board believes the going private transaction is procedurally fair in spite of the factors

preceding this disclosure. Please avoid conclusive statements without explaining the conclusion reached.

Record and Beneficial Ownership of Membership Units of Little Sioux, page 32

22.   Please reconcile the statement at the end of the second paragraph, which states that any consolidation, purchase or transfer by unit holders must be complete by the effective time, with your disclosure in the fifth bullet point on page 23, which suggests that such a transaction must be complete and reflected in your unit holder records on a date that is ten days prior to the expected effective date.

Interests of Certain Persons in the Reclassification Transaction, page 33

23.   For any interests of directors and officers in the proposed reclassification transaction that are different from or in addition to those of other unitholders' interests, not only describe but also quantify the monetary value of the interests for each director and officer individually, including the number of Class A, Class B, or Class C units received in exchange for original membership units, cash payments under any employment, retention, severance, or directorship agreements, and any additional consideration. See Item 5 of Schedule 14A. Consider presenting this information in bullet points or tabular format so that it is easier for unitholders to read and understand.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 34

24.   Delete the word "general" in the first sentence because the word general may imply that unitholders cannot rely on the disclosure.

Description of Proposed Other Changes in the Fourth Amended and Restated Operating Agreement, page 35

25.   We note that the Fourth Amended and Restated Operating Agreement omits the provision found in Section 5.6(b)(ii) of the Third Amended and Restated Operating Agreement, that without the approval of unit holders, the board will not confess a judgment against the Company in excess of $500,000. Please ensure that you discuss this change in the proxy statement.

Membership Voting Interest, page 41

26. Disclosure that, as with unitholders of Little Sioux's common equity units, any member holding class B units will not be entitled to vote more than 10% of the outstanding class B units is inconsistent with disclosure under "Membership Voting Interest" on page 40 and elsewhere that under the third amended and restated operating agreement no member is entitled to vote more than 5% of the outstanding units. Please reconcile the disclosures.

Solicitation of Proxies, page 46

27. Please describe the "other means" by which you may solicit proxies.

Authority to Adjourn Special Meeting to Solicit Additional Proxies, page 46; Form of Proxy

28. Disclosure states that Little Sioux is asking its members to grant full authority for the special meeting to be adjourned, if necessary, to permit solicitation of additional proxies. Since the vote to adjourn a meeting to solicit additional votes is a substantive matter, revise the disclosure to clarify that members will vote on adjourning the special meeting. Further, revise the form of proxy to identify the matter of adjournment as a separate matter to be acted upon, with an opportunity for the person solicited to specify by boxes a choice between approval or disapproval of or abstention to the matter of adjournment. See Rule 14a-4 of Regulation 14A. Also, provide disclosure in the proxy statement describing the specific circumstances under which you would use such authority.

Pro Forma Information, page 50

29. Please explain each of the adjustments made to your historical financial statements as a result of the going private transaction.

Identity and Background of Filing Persons, page 54

30. Please tell us why you need to qualify the disclosure in this section by reference to "[your] knowledge" of the bidders. What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers. Also apply this comment to Item 3 of your Schedule 13E-3.

Fagen, Inc. and Fagen Energy, Inc., page 58

31.   Disclose the amount of the fee for the services of Fagen Engineering, Inc. under the March 21, 2007 engineering services agreement.

Where You Can Find More Information, page 60

32.   Include the Commission's filing number for filings by Little Sioux under the Exchange Act, rather than the company's CIK. We note that you have used the CIK number 0001229899 on the faces of the Forms 10-K and 10-Q attached to the proxy statement, instead of the Commission file number 000-50270 that is in our EDGAR System.

Information Incorporated by Reference, page 60

33.   Please include the financial information from the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2008. See Item 1010(a)(2) of Regulation M-A. Also, update the disclosure throughout the proxy statement to reflect your report as of that date.

34.   In the last paragraph on page 61, include a telephone number that unitholders wishing to make an oral request may call.

Closing

        As appropriate, please amend the filings and respond to this comment letter within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the filings to expedite our review. Please furnish a cover letter with the filings that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the filings and responses to our comments.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. The filing persons are responsible for the adequacy and accuracy of the disclosures that they have made.

        When responding to our comments, provide a written statement from each filing person in which each filing person acknowledges that:

- Each filing person is responsible for the adequacy and accuracy of the disclosure in the filings.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filings.

- The filing persons may not assert our comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Commission's Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director